Exhibit 99.1

Set forth below is the text of a press release issued on July 15, 2004.

Luxottica Group Announces Amendment to Merger Agreement with Cole National Corporation at Increased Price per Share

MILAN, Italy, July 15  — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it has entered into an amendment to its merger agreement with Cole National Corporation (NYSE: CNJ). As a result, Cole National’s stockholders are now scheduled to vote on the merger agreement, as amended, on July 22, 2004, the date to which the Meeting will be adjourned from July 20, 2004.

The amendment to the merger agreement, which was agreed upon with the unanimous approval of the Board of Directors of Luxottica Group and of Cole National, provides for:

• A revised cash purchase price of US$ 27.50 per share, provided that Cole National’s stockholders approve the merger on July 22, 2004, or, if on such date Cole National has not received a sufficient number of proxies to approve the merger agreement under Delaware law, then if Cole National’s stockholders approve the merger on or prior to July 29, 2004.

• Cole National’s stockholders to receive interest on the revised US $27.50 merger price, if payable.  The interest, as already announced on June 3, 2004, would be payable in cash together with the merger price and would accrue at the rate of four percent per annum from and after the date on which Cole National’s stockholders approve the merger agreement through the date of closing of the merger.

• A revised cash purchase price of US$ 26 per share, if the conditions for the payment of the US$ 27.50 are not satisfied.

In addition, Cole National agreed in the amendment that it is prohibited from entering into an acquisition agreement with any party which may submit a superior acquisition proposal which does not remain superior to any revised proposal made by Luxottica Group pursuant to the revised procedure set forth in the amendment. Furthermore, Cole National agreed that, if its stockholders approve the transaction, Cole National is thereafter prohibited from engaging in discussions or entering into an agreement with any third party regarding a transaction, and from terminating the merger agreement with Luxottica Group in connection with any competing offer.

Luxottica Group also noted that, while the merger remains subject to compliance with applicable U.S. antitrust clearance requirements and the satisfaction of other customary conditions, it has agreed to delete from the original January 2004 Luxottica Group - Cole National Corporation Merger Agreement the provision that capped the U.S. Dollar value of divestitures or other actions that may be required by the U.S. Federal Trade Commission (FTC) to approve the closing of the transaction. As announced on July 13, 2004, Luxottica Group expects to complete its required submissions to the FTC by the end of this week. Additionally, Luxottica Group has committed to the FTC not to close the transaction before September 30, 2004, without its consent. Luxottica Group expects to fund the payment of the purchase price and transaction costs from cash flow from operations and existing credit facilities.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the respective companies’ filings with the Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and Luxottica Group assumes any obligation to update them.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its seven facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM Group, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income, respectively, of euro 2,824.6 million and euro 267.3 million. Additional information on Luxottica Group is available from http://www.luxottica.com.